

Mail Stop 7010

May 16, 2007

Mr. John R. Bailey
Chief Financial Officer, Treasurer and Secretary
Global Energy Group, Inc.
5000 Legacy Drive, Suite 470
Plano, Texas 75024

> **RE:** **Form 10-KSB for the Year Ended December 31, 2005**
> **Form 10-QSB for the Quarters Ended March 31, June 30, 2006 and**
> **September 30, 2006**
> **File No. 0-31505**

Dear Mr. Bailey:

We issued a comment to you on the above captioned filings on November 28, 2006. As of the date of this letter, this comment remains outstanding and unresolved. We expect you to contact us by May 30, 2007 to provide us with a substantive response to our comment or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comment or contact us by May 30, 2007, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosures. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://sec.gov/news/press/2005-72.htm.

   If you have any questions please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

          Sincerely,

          Rufus Decker
          Branch Chief